FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         July, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 8th day of July, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Douglas L. Mason" Douglas L. Mason, President and Chief Executive Officer

CLEARLY CANADIAN ENTERS INTO EXPANDED DISTRIBUTION
ARRANGEMENTS WITH POLAR BEVERAGES, INC.

VANCOUVER, B.C., July 8, 2003 — Clearly Canadian Beverage Corporation (TSE: CLV; OTCBB: CCBC) today announced that its US operating subsidiary, CC Beverage, has entered into expanded distribution arrangements with Polar Beverages, Inc. (“Polar Beverages”), New England’s largest independent soft drink bottler. In addition to providing distribution for brand Clearly Canadian in the New England market, this arrangement expands Polar Beverages’ distribution territory into the important Connecticut market.

“After a number of successful years in the New England markets and Upstate New York, we are pleased to be expanding Polar Beverages’ distribution territory into Connecticut. This arrangement is a further step in our commitment to strengthen relationships with long standing partners that can apply their effective distribution and sales strategies to the Clearly Canadian brand,” said Douglas Mason, President and CEO of Clearly Canadian Beverage Corporation.

“As part of our commitment to deliver quality and service to our customers, this arrangement will enable Polar Beverages to improve the availability of brand Clearly Canadian to consumers in the Connecticut market. We are delighted to be broadening our relationship with Clearly Canadian and their premium brand,” said Ralph Crowley, President and CEO, Polar Beverages, Inc.

Polar Beverages, Inc., New England’s largest independent soft drink bottler, is a fourth-generation, family owned business. With distribution in seven states, Polar Beverages traces its roots back to the year 1882, with the J.G. Bieberbach Company, importers of seltzer water and bottlers of ginger ale and mineral water out of Worcester, Massachusetts. Polar Beverages now distributes Polar and Adirondack carbonated soft drinks and spring waters; DPSU national brands, including Sunkist, 7UP, A&W and Royal Crown and new-age brands such as Nantucket Nectars and Arizona.

Based in Vancouver, B.C., Clearly Canadian and its affiliated companies market premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone® which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

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Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s analysis of its product distribution systems and its expectations regarding the effects of anticipated product distribution changes and related selling and marketing initiatives and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

(Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE® and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.